                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                           (Amendment No. ___)1/
                                              -

                              EXCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269279204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 13, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     1/ The remainder of this cover page shall be filled out for a reporting
     -
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

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CUSIP No. 269279204    13D    Page  2   of   8   Pages
          ---------                ---      ---

 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ares Leveraged Investment Fund, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                             (b) [_]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

          OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                       [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7  SOLE VOTING POWER

  NUMBER OF                 1,112,491 shares of Common Stock
    SHARES
 BENEFICIALLY       8  SHARED VOTING POWER
   OWNED BY
     EACH                   0 shares of Common Stock
  REPORTING
 PERSON WITH        9  SOLE DISPOSITIVE POWER

                            1,112,491 shares of Common Stock

                    10 SHARED DISPOSITIVE POWER

                            0 shares of Common Stock

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,112,491 shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [_]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.0%

14    TYPE OF REPORTING PERSON*

          PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

CUSIP No. 269279204    13D  Page  3   of   8   Pages
          ---------              ---      ---

 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             ARES MANAGEMENT, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                              (b) [_]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

             OO

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                       [_]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                    7  SOLE VOTING POWER

  NUMBER OF                1,112,491 shares of Common Stock
    SHARES
 BENEFICIALLY       8  SHARED VOTING POWER
   OWNED BY
     EACH                  0 shares of Common Stock
  REPORTING
 PERSON WITH        9  SOLE DISPOSITIVE POWER

                           1,112,491 shares of Common Stock

                   10  SHARED DISPOSITIVE POWER

                           0 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,112,491 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.0%

14  TYPE OF REPORTING PERSON*

             PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.
-------  -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of EXCO Resources, Inc., a Delaware corporation ("EXCO" or the "Issuer"). The principal executive offices of EXCO are located at 5735 Pineland Drive, Suite 235, Dallas, Texas 75231.

Item 2.  Identity and Background.
-------  -----------------------

     This Statement is filed by Ares Leveraged Investment Fund, L.P., a Delaware limited partnership ("ALIF"), and Ares Management, L.P., a Delaware limited partnership ("Management"). ALIF and Management are referred to collectively as the "Reporting Persons."

     ALIF is principally engaged in the business of investment in securities. Management is principally engaged in the business of serving as managing general partner of ALIF. The principal office of ALIF is c/o Ares Management, L.P., 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067. The principal office of Management is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Ares Administration LDC, a Cayman Islands exempted limited duration company ("Administration"), is the administrative general partner of ALIF. Administration is principally engaged in the business of serving as administrative general partner of ALIF.

     Ares Operating Member LLC, a Delaware limited liability company ("Operating"), is the managing general partner of Management and the sole shareholder of Administration. Operating is principally engaged in the business of serving as general partner of Management and Administration.

     The principal place of business of Administration is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, P.O. Box 694GP, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal place of business of Operating is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Attached as Appendix A to Item 2 is information concerning the principals of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

     Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or pro hibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     ALIF has purchased an aggregate of 1,112,491 shares of Common Stock of the Issuer (the "Shares"). The purchase of the Shares was financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

Item 4.  Purpose of Transaction.
-------  ----------------------

     ALIF purchased the Shares pursuant to a Standby Purchase Agreement entered into between ALIF and the Issuer in connection with a rights offering by the Issuer. In connection with the rights offering and the Standby Purchase Agreement, the Issuer has agreed to expand its Board of Directors to add one new director to be nominated by ALIF. On August 18, 1998 the Board of Directors of the Issuer elected Jeff M. Moore, a representative of ALIF, to serve as a director of the Issuer.

     ALIF has acquired beneficial ownership of the Shares in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. In this respect, ALIF retains the right to change its investment intent, to acquire additional shares of Common Stock of the Issuer from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by it. In the event of a material change in the present plans or intentions of ALIF, ALIF will amend this Schedule 13D to reflect such change.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     (a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

     (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Not applicable.

                               Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998

                     ARES LEVERAGED INVESTMENT FUND, L.P.

                        By:  Ares Management, L.P.,
                               its Managing General Partner


                        By:_______________________________
                           Name:  Michelle M. Hsu
                           Title: Vice President


                     ARES MANAGEMENT, L.P.


                        By:________________________________
                           Name:  Michelle M. Hsu
                           Title: Vice President



                               Page 7 of 8 Pages

                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to the general partners and principals of Management, Administration and Operating. Capitalized terms used herein without definition have the meanings assigned thereto in the
Schedule 13D to which this Appendix A relates. Except as set forth in Item 2 in the Schedule 13D to which this Appendix relates, the principal business address of each person or entity set forth below is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067, and each such person or entity is a citizen of the United States of America.

     The principal business of Management is to provide advice regarding investments by, and serving as managing general partner of, ALIF. The principal business of Administration is to serve as administrative general partner of ALIF. The principal business of Operating is to serve as general partner of Management and sole shareholder of Administration.

     The controlling member of Operating is Mr. Antony P. Ressler. The principal occupation of Mr. Ressler is to act as the controlling member of Operating and also a founding principal of Management. Mr. Ressler is principally engaged in the business of investment management through his interests and capacities in Management and Apollo Management, L.P. and its affiliates which serve as general partner of the Apollo Investment Funds, private securities investments funds.

                               Page 8 of 8 Pages